Exhibit 99.1

Farfetch Announces Upsizing and Pricing of $350 Million Convertible Senior Notes Offering

April 27, 2020

London, U.K., Farfetch Limited (NYSE: FTCH) (“Farfetch”) announced today the pricing of $350.0 million principal amount of 3.75% Convertible Senior Notes due 2027 (the “notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Farfetch also granted the initial purchasers of the notes an option to purchase, for settlement within the 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional $50.0 million principal amount of notes. The offering is expected to close on April 30, 2020, subject to customary closing conditions.

The notes will be senior unsecured obligations of Farfetch and will accrue interest payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020, at a rate of 3.75% per year. The notes will mature on May 1, 2027, unless earlier converted, repurchased or redeemed. The initial conversion rate will be 61.9867 of Farfetch’s Class A ordinary shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $16.13 per share). The initial conversion price of the notes represents a premium of approximately 35% over the last reported sale price of Farfetch’s Class A ordinary shares on the New York Stock Exchange on April 27, 2020. The notes will be convertible into cash, Farfetch’s Class A ordinary shares or a combination of cash and Farfetch’s Class A ordinary shares, at Farfetch’s election.

Farfetch may redeem the notes for cash at any time prior to maturity if certain tax-related events occur or, on or after May 6, 2024 and on or before the 35th scheduled trading day before the maturity date, at its option, if the last reported sale price of Farfetch’s Class A ordinary shares exceeds 130% of the conversion price for a specified period of time. The redemption price will equal the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

If certain events that constitute a “fundamental change” occur, then holders of the notes may require Farfetch to repurchase their notes for cash at a repurchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest. In addition, upon certain corporate events or upon redemption, Farfetch will, under certain circumstances, increase the conversion rate for holders who convert notes in connection with the relevant event or redemption.

Farfetch estimates that the net proceeds from the offering will be approximately $340.7 million (or approximately $389.5 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discount and estimated offering expenses payable by Farfetch. Farfetch intends to use the net proceeds for general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, Farfetch intends to use the net proceeds from the sale of the additional notes for general corporate purposes.

The offer and sale of the notes and Farfetch’s Class A ordinary shares, if any, issuable upon conversion of the notes have not been registered under the Securities Act or any state securities laws, and unless so registered, the notes and such shares may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2020 and our Current Report on Form 6-K filed with the SEC on April 27, 2020, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contact:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

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